NEWCASTLE DISTRIBUTORS, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Commissions and services fees	$	120,000
TOTAL REVENUE		120,000
EXPENSES		
Professional fees		35,490
Commissions and other expenses		76,200
Registration fees		5,272
Travel and entertainment		10,706
Insurance and other expenses		2,245
TOTAL EXPENSES		129,913
Net Income from Operations		(9,913)
Other Income		
Interest Income		56
NET INCOME (LOSS)		(9,857)
MEMBER'S EQUITY AT BEGINNING OF YEAR		40,456
Capital contributions		-
MEMBER'S EQUITY AT END OF YEAR	$	30,599